                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

                                Soft Care EC Inc.

                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated April 18, 2002

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SoftCare EC Inc.
                                                     (Registrant)

Date: 18 April 2002                               By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO
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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-07


            PRIVATELABELHOME.COM ENDORSED BY LEADING INDUSTRY EXPERT
            --------------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, APRIL 18, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF), WWW.SOFTCARE.COM is pleased to announce the endorsement of our PRIVATELABELHOME.COM portal by Dr. John B. Lord. Dr. Lord is Professor of Food Marketing in the Haub School of Business at Saint Joseph's University. A 1971 Food Marketing graduate of Saint Joseph's, he received his Ph.D. in Business Administration from Temple University and has taught at Saint Joseph's since 1975. His teaching and research interests center on new food product development, food business strategies and the changing eating patterns of the American consumer. Dr. Lord has consulted for the U.S. Agency for International Development in the Republic of Guinea, West Africa and for several food companies. Results of his research have been published in the Journal of Advertising Research, the Journal of Nutrition Education and the NFPA Journal. Dr. Lord is on the editorial board of Brand Packaging magazine, publishes periodically in Deli Business, and is currently completing a three-year term as a Distinguished Lecturer for the Institute of Food Technologists. He has co-authored a book entitled "Developing New Food Products for a Changing Marketplace", and recently completed work as a contributing author on a strategic management text published by Prentice-Hall. He coaches American Legion and high school baseball and now teaches a course at Saint Joseph's University which is called Baseball: Traditions and Business.


"PRIVATELABELHOME.COM GIVES PRODUCT DEVELOPERS OF PRIVATE LABEL FOOD PRODUCTS AN INDUSTRY-FOCUSED, WEB-BASED SOLUTION TO MORE EFFICIENTLY AND EFFECTIVELY MANAGE THE COMPLEX PROCESS OF NEW PRODUCT DEVELOPMENT. BY HAVING VIRTUAL SNAPSHOTS OF PROJECT STATUS AVAILABLE TO MULTIPLE USERS IN REAL-TIME, NEW PRODUCT TEAMS CAN PLAN AND COORDINATE TASKS, ASSESS PROGRESS, HIGHLIGHT KEY ISSUES AND POTENTIAL BOTTLENECKS, AND DOCUMENT KEY LEARNING. THE SITE IS EASY TO NAVIGATE, OFFERS A WIDE RANGE OF USEFUL REPORTS, AND PROVIDES A CONVENIENT MEETING PLACE FOR PROJECT MEMBERS. USERS WILL FIND THAT THEY WILL MAKE BETTER AND TIMELIER DECISIONS, AND CONSERVE SCARCE ORGANIZATIONAL RESOURCES, AS THE PROJECT PROCEEDS TOWARD LAUNCH. I HIGHLY RECOMMEND PRIVATELABELHOME.COM FOR INDUSTRY PROFESSIONALS SEEKING A BETTER WAY TO CREATE AND LAUNCH NEW PRIVATE LABEL PRODUCT," said Dr. John Lord, Professor of Food Marketing at the Haub School of Business.

"WE FEEL THAT TO HAVE OUR PRIVATELABELHOME.COM PORTAL ENDORSED BY DR. LORD SPEAKS VOLUMES FOR PRIVATELABELHOME.COM AS A VIABLE PLACE TO CONDUCT ONLINE PRODUCT DEVELOPMENT AND MANAGEMENT OF NEW PRIVATE LABEL PRODUCTS," said Martyn Armstrong, President and CEO.


SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/S/ Martyn A. Armstrong
------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
CMASSEY@SOFTCARE.COM
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.